UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LONGBOARD PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001
(212) 733-2323

Copy to:

DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 54300N103	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,978,540 shares of Common Stock, $0.0001 par value per share (“Common Stock” held by Arena Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer.
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,978,540 shares of Common Stock held directly by Arena Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,978,540(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Represents 3,978,540 shares held directly by Arena Pharmaceuticals, Inc. (“Arena” and together with Pfizer, the “Reporting Persons”). Pfizer may be deemed to have beneficial ownership over such shares since Arena is a wholly-owned subsidiary of Pfizer.
(2)
The percentage is calculated based on 22,965,350 shares of Common Stock outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 3, 2023. On February 8, 2023, the Issuer filed with the U.S. Securities and Exchange Commission (the “Commission”) a prospectus supplement, dated February 7, 2023 (the “Prospectus Supplement”), to its registration statement on Form S-3 (Registration No. 333-267674), filed with the Commission on September 30, 2022 and declared effective on October 11, 2022, relating to the offering of 5,000,000 shares of Common Stock, which resulted in a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP NO: 54300N103	Page 3 of 5

1.	NAMES OF REPORTING PERSONS Arena Pharmaceuticals, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,978,540 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,978,540 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,978,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	The percentage is calculated based on 22,965,350 shares of Common Stock outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 3, 2023. On February 8, 2023, the Issuer filed with the Commission the Prospectus Supplement to its registration statement on Form S-3 (Registration No. 333-267674), filed with the Commission on September 30, 2022 and declared effective on October 11, 2022, relating to the offering of 5,000,000 shares of Common Stock, which resulted in a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP NO: 54300N103	Page 4 of 5

Item. 1.        Security and Issuer
This Amendment No. 1 (“Amendment No. 1”) to the statement on schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). On February 8, 2023, the Issuer filed with the U.S. Securities and Exchange Commission (the “Commission”) a prospectus supplement, dated February 7, 2023 (the “Prospectus Supplement”), to its registration statement on Form S-3 (Registration No. 333-267674), filed with the Commission on September 30, 2022 and declared effective on October 11, 2022, relating to the offering of 5,000,000 shares of Common Stock, which resulted in a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons. This Amendment No. 1 to the Original Schedule 13D is being filed solely to reflect a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons as a result of the offering of 5,000,000 shares of Common Stock by the Issuer, as described in the Prospectus Supplement.
Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in the first paragraph of Item 5 of the Statement, captioned “(a)—(b)” in its entirety.
(a)—(b)    As of the date of the Statement, the Reporting Persons hold 3,978,540 shares of Common Stock, representing approximately 17.3% of the outstanding shares of Common Stock. The percentage is calculated based on 22,965,350 shares of Common Stock outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 3, 2023. On February 8, 2023, the Issuer filed with the Commission the Prospectus Supplement to its registration statement on Form S-3 (Registration No. 333-267674), filed with the Commission on September 30, 2022 and declared effective on October 11, 2022, relating to the offering of 5,000,000 shares of Common Stock, which resulted in a decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons.
The following amends and restates the information set forth in the fourth paragraph of Item 5 of the Statement, captioned “(c)” in its entirety.
(c) Except as reported in the Statement, as amended by this Amendment No. 1, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

Item 7.	Materials to Be Filed as Exhibits

The following amends and restates the information set forth in Item 7 of the Statement in its entirety.

Exhibit 1	Joint Filing Agreement, dated as of March 21, 2022, by and between Pfizer Inc. and Arena Pharmaceuticals, Inc. (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D Statement filed by the Reporting Persons with the Commission on March 21, 2022).
Exhibit 2
Investors’ Rights Agreement by and among Longboard Pharmaceuticals, Inc. and certain of its stockholders, dated October 27, 2020 ((incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-253329), filed with the SEC on March 8, 2021).

CUSIP NO: 54300N103	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2023.
PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

ARENA PHARMACEUTICALS, INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary